UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of AUGUST, 2006.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: August 10, 2006                      /s/ Joseph Grosso
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                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                            (A Grosso Group Company)
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

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                         NEWS RELEASE - AUGUST 10, 2006

               IMA ANNOUNCES LEGAL TEAM UPDATE FOR NAVIDAD APPEAL

IMA EXPLORATION INC. (IMR-AMEX , IMR-TSX.V) wishes to announce that it has retained Leonard T. Doust, Q.C. of McCarthy Tetrault LLP, to lead the Company's legal team in its appeal of the recent Supreme Court of British Columbia decision concerning its ownership of Navidad. Mr. Doust has nearly 40 years of experience in a wide variety of litigation, and is one of the most sought-after and respected litigators in the country. He has appeared frequently before every level of court in British Columbia, as well as in the Supreme Court of Canada. On several occasions, Mr. Doust has acted as a Special Prosecutor for the government of British Columbia, and as counsel to judges of British Columbia's courts. Mr. Doust is a Life Bencher of the Law Society of British Columbia and a Fellow of the American College of Trial Lawyers.

Joining our legal team is Mr. David Wingfield of Weir Foulds LLP (Toronto) who has been involved as counsel in numerous high profile and significant cases and specializes in complex litigation. IMA welcomes the addition of Mr. Wingfield with his considerable litigation skills and expertise.

Under Mr. Doust's leadership, IMA's legal appeal team has been working and will continue to work diligently towards a successful appeal of Madam Justice Koeningsberg's judgment at trial and is now formulating the grounds of appeal and the filings necessary for an early prosecution of the appeal.

Based on the intensive work completed to date, IMA's legal advisors are optimistic as to the prospects of the Company's success on the appeal.

Joseph Grosso, President and Chief Executive Officer of the Company stated:

"I wish to thank our shareholders for their belief in and support for ima over the last two years in relation to the navidad project. I hope that the vision and support continues during these very challenging times. I am confident that ima will win on appeal to confirm our ownership interest in Navidad. I extend, on behalf of our Company and shareholders, our sincere gratitude and thanks to our Argentinean management and employees. Their efforts have been a crucial element in our 13 years of continuous operations in their country. We appreciate the community support that we continue to receive while they also endure these very trying times imposed upon them."

ON BEHALF OF THE BOARD

/s/ JOSEPH GROSSO
____________________________________________
Mr. Joseph Grosso, President & CEO

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Vice President, Investor Relations, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at HTTP://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                            2006